82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

26 September 2007

SEC MAIL PROCESSING RECEIVED SEP 27 2007 WASH, D.C. 186 SECTION

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

07027031

SUPPL

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
HALF YEAR REVIEW

Attached is the Westfield Group Half Year Review for the 6 months to 30 June 2007 which has been sent to members.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

PROCESSED
OCT 03 2007
THOMSON FINANCIAL

82-35029


HALF YEAR REVIEW 30 JUNE 2007
Westfield Holdings Limited
Westfield Management Limited
Westfield Trust
Westfield America Management Limited
Westfield America Trust

82-35029

All dollar amounts in Australian dollars unless otherwise stated.



Report to Securityholders

"I am pleased to present this half year review to securityholders covering the results of the Westfield Group for the six months ended 30 June 2007 as well as an overview of the Group's operations for the half year."

The Westfield Group (ASX:WDC) reported operational segment earnings for the half year ended 30 June 2007 of $844 million, up 7.4% over the same period last year (on a constant currency basis). This represents 47.27 cents per security, an increase of 5.7%.

Net profit for the six months was $1.97 billion, which includes property revaluations and mark to market adjustments. The distribution for the six months (including income hedging) was $946 million. On a per security basis, the distribution was 53.25 cents, representing 50% of the estimated full year distribution.

Shopping centre assets were re-valued during the period resulting in a $1.19 billion increase, which includes $501 million of value created through development. The value increase in the balance of the portfolio was primarily driven by growth in underlying income.

For the 2007 year, the Group expects to complete $1.9 billion of major development projects (Westfield Group investment - $1.4 billion) of which $270 million (Westfield Group investment - $212 million) has been completed with a weighted average development yield of approximately 10%.

Currently there are 16 major projects underway at a forecast investment of $7.2 billion, with the Group's share being $5.1 billion. This includes $1 billion of developments commenced in the first half. In addition, over the next three years, the Group is scheduled to commence in excess of $10 billion of new development projects.

Operating highlights for the half-year include:

> Close to 100% occupancy in Australia, New Zealand and the United Kingdom. In the United States, the portfolio was 93.5% leased at period end.

> Comparable shopping centre net operating income growth of 6.1% in Australia and New Zealand, 2.6% in the United States and 6.7% in the United Kingdom.

> Strong growth in specialty retail sales in Australia and continuing growth reported in New Zealand, the United Kingdom and the United States.

> Strong leasing activity with over 2,400 lease deals completed globally, representing approximately 359,000 square metres of retail space.

Currently, the Group has raised approximately $6.0 billion in 2007, mainly from:

> The issue of $1.26 billion Property Linked Notes;

> The formation of a new joint venture with GIC at Westfield Parramatta in Sydney, Australia for $717.5 million;

> The establishment of a £530 million wholesale fund in the United Kingdom; and

> The issue of $3 billion ordinary stapled securities under a pro-rata entitlement offer.

In addition, the Group has also recently announced:

> The strategic re-alignment of the United States portfolio with the divestment of four assets in the St Louis market for US$1.04 billion and the re-investment into the growing Florida market with the acquisition of two assets for US$400 million; and

> The formation of a new joint venture with LaSalle Investment Management Inc. investing $738 million for a 50% share in Westfield Doncaster in Melbourne, Australia.

Outlook

The Group currently has interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand with a gross value of approximately $62 billion and encompassing 22,450 retail outlets. The size and quality of the portfolio with its geographic diversity, combined with the Group's intensive management, continues to provide the foundation for sustainable income and capital growth.

The distribution forecast for the 2007 year remains unchanged at 106.5 cents per security.

82-35029

Portfolio Summary as at 30 June 2007

	US	AU	UK	NZ	Total
Centres	59	44	7	11	121
Retail Outlets	9,100	11,500	750	1,500	22,850
GLA (million sqm)	6.2	3.5	0.3	0.3	10.3
Westfield Asset Value (billion)[1]	US$16.3	$19.1	£1.0	NZ$2.7	$43.1[1]
Assets Under Management (billion)[2]	US$19.8	$26.6	£4.3	NZ$2.9	$62.6[2]

[1] WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment

[2] WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment

Gross Lettable Area



- Australia 34%
- New Zealand 3%
- United States 60%
- United Kingdom 3%

Assets Under Management



- Australia 43%
- New Zealand 4%
- United States 37%
- United Kingdom 16%

82-35029

Group Financial Performance

Financial Highlights	6 months ended 30 June	
	2007	2006
Net Property Income	$1,228m	$1,283m
Profit After Tax	$1,974m	$3,376m
Distribution	$946m	$955m
Distribution per Security	53.25 cents	54.50 cents

	30 Jun 07	31 Dec 06
Total Assets	$49,758m	$48,882m
Total Liabilities	$24,940m	$25,429m
Net Assets	$24,818m	$23,453
Gearing[1]	36.3%	38.4%

Westfield Group operational segment earnings for the half year ended 30 June 2007 was $844 million, up 7.4% over the same period last year (on a constant currency basis). This represents 47.27 cents per security, an increase of 5.7%.

The distribution of $946 million (53.25 cents per security representing 50% of the forecast full year distribution) compares to the distribution paid of $955 million (54.50 cents per security) for the six months to 30 June 2006. The prior year distribution included project profits which are no longer distributed.

Profit after tax of $1,974 million (30 June 2006: $3,376 million) included property revaluation gains of $1,187 million (30 June 2006: $2,695 million); mark to market gains of $36 million (30 June 2006: $160 million) and $70 million (30 June 2006: $196 million) of deferred tax expense.

Net property income of $1,228 million (30 June 2006: $1,283 million) reflects the underlying growth from the existing portfolio as well as the impact of joint ventures, asset divestments and foreign currency movements. Accordingly, underlying interest expense for the period decreased in line with the reduction in debt as a result of these property transactions and the effect of currency movements.

[1] Gearing as measured under the Group's global bond offerings.

Total assets have increased since 31 December 2006 from $48.9 billion to $49.8 billion. During the same period, the gross value of investments under management (including joint venture interests) rose by 3.1% from $60.7 billion to $62.6 billion.

The weighted average cap rate of the property portfolio in each region as at 30 June 2007 was Australia 5.6%, United States 6.1%, United Kingdom 5.1%, and New Zealand 6.6%.

The Group's gearing level at 30 June 2007 (determined using the methodology required under the Group's bond issues), was 36.3% (31 December 2006: 38.4%). Including the proceeds from the $3.0 billion pro-rata entitlement offer, gearing under this measure is 30%. Based on equity market capitalisation of $37.2 billion[2] (31 December 2006: $39.1 billion[2]), net debt to total market capitalisation was 28.2% (31 December 2006: 29.2%).

The total distribution for the period of 53.25 cents per stapled security comprises distributions from both Westfield Trust and Westfield America Trust. The aggregated distributions are anticipated to be approximately 50% tax advantaged.

[2] Based on WDC share price at 30 June 2007 of $19.96 (31 December 2006: $20.99) and conversion of convertible securities.

Group Operating Performance

Australia and New Zealand	6 months ended 30 June	
	2007	2006
Net Property Income	$604 m	$592 m

	30 Jun 07	31 Dec 06
Group Property Investments	$21.6 bn	$21.6 bn
Centres	55	55
Annual Retail Sales	$20.7 bn	$20.3 bn
Retail Outlets	13,000	13,000
GLA (million sqm)	3.8	3.8

The Australian and New Zealand operations contributed net property income of $604 million for the six months to 30 June 2007 ($592 million for the six months to 30 June 2006) which includes comparable mall income growth of approximately 6.1%. This performance reflects the steady retail conditions which prevailed during the period as well as the quality of the portfolios in both regions and includes the impact of the sale of 50% of Westfield Parramatta earlier in the year.

At period end occupancy rates continue to be in excess of 99.5% and average specialty store rent per square metre increased by 5.4% over the same time last year.

Retail sales in the Group's 44 Australian centres totalled $19.1 billion for the 12 months to 30 June 2007. On a comparable basis, for the 6 months to June 2007, total sales increased 5.2% with specialty store sales up 6.3%.

Retail sales at the Group's 11 shopping centres in New Zealand totalled NZ$1.8 billion for the 12 months to 30 June 2007. On a comparable basis, for the 6 months to June 2007, total sales increased 4.3% with specialty stores sales increasing 4.4%.

United Kingdom	6 months ended 30 June	
	2007	2006
Net Property Income	£19 m	£30 m

	30 Jun 07	31 Dec 06
Group Property Investments	£1.0 bn	£1.0 bn
Centres	7	7
Retail Outlets	750	750
GLA (million sqm)	0.3	0.3

Property income from the UK operations was £19 million for the six months to 30 June 2007 (£30 million for the six months ended 30 June 2006). This reflects like for like mall income growth of 6.7%, primarily attributed to the continued performance of the Merry Hill centre near Birmingham and impacted by the sale of 50% of this centre that occurred in December 2006.

At 30 June 2007, the portfolio was in excess of 99% leased and average specialty store rent per square metre increased by 5.8% over the same time last year.

In the UK, the KPMG/British Retail Consortium UK Retail Sales Monitor reported total sales across the country increased by 5.2% and on a comparable basis increased by 3.0% for the 6 months to 30 June 2007.

United States	6 months ended 30 June	
	2007	2006
Net Property Income	US$466 m	US$460 m
	30 Jun 07	31 Dec 06
Group Property Investments	US$16.3 bn	US$15.6 bn
Centres	59	59
Annual Retail Sales - specialties	US$7.6 bn	US$7.4 bn
Retail Outlets	9,100	9,000
GLA (million sqm)	6.2	6.1

The United States operations contributed net property income of US$466 million (US$460 million for the six months to 30 June 2006) with comparable mall income growth of 2.6%. Average specialty retail sales in the Group's US centres was US$470 per square foot with comparable growth of 2.9% for the six month period to 30 June 2007. The sales growth reflects the performance of the Group's West Coast (up 3.1%), Mid West (up 3.0%) and East Coast (up 1.5%) portfolios.

At 30 June 2007, the portfolio was 93.5% leased, which is consistent with the same period last year. New leases totalling 1.45 million square feet were completed during the period. New mall shop rents at US$50.38 per square foot represent a 29.8% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at 30 June 2007 was US$44.24 per square foot, up 5.2% for over the same time last year.

Development Review

As at 30 June 2007 the Group had 16 projects under construction at a forecast cost of $7.2 billion (Westfield Group share $5.1 billion).

Australia and New Zealand

A summary of the current projects under construction in both Australia and New Zealand as at 30 June 2007 compared to 31 December 2006 is as follows:

	30 Jun 07	31 Dec 06
Number of Projects	7	3
Estimated Total Cost	$1.6 bn	$510 m
Yield Range	8.7% - 9.1%	9.2% - 9.5%

In Australia there are 2 major projects currently under construction scheduled to complete in 2007. The $170 million development of Westfield Kotara, near Newcastle, and the $190 million redevelopment of Westfield North Lakes in Brisbane are scheduled for completion in the second half of 2007.

The Westfield Group has another 3 projects currently under construction scheduled for completion in 2008. In the first half of 2008, the Group anticipates the completion of the $200 million development at Plenty Valley in Melbourne. The $195 million redevelopment of Westfield Bay City in Geelong and the $600 million redevelopment of Westfield Doncaster in Melbourne are expected to complete in the second half of 2008.

Progress on the Group's landmark project in the Sydney CBD continues and during the period another major milestone was reached with the lodgement of the Stage 2 development application.

In New Zealand, construction has commenced on a NZ$70 million redevelopment at Manukau in Auckland which is scheduled for completion in the third quarter of 2008. Construction has continued on the Group's remaining New Zealand project, the NZ$210 million greenfield development at Albany which is progressing on schedule.

The current target weighted average yield range for the projects under construction in Australia and New Zealand is 8.7% to 9.1%. This reflects the Group's incremental income yield on the Group's project cost.

United Kingdom

The total value of current projects under construction in the United Kingdom is as follows:

	30 Jun 07	Yield Range
Derby	£340 m	8.25% - 8.75%
London	£1,600 m	5.25% - 5.75%

The Group's first development in the United Kingdom, the £340 million redevelopment at Derby is progressing well and is scheduled to open on 9 October 2007, some 6 months ahead of the original schedule. The yield on the project remains on forecast, in the range of 8.25% and 8.75%.

The current £1.6 billion development at Westfield London is expected to be substantially complete by the end of 2008. The Group's total investment in this project will be approximately £1.0 billion with a yield range on completion of 5.25% to 5.75%.

Westfield has been granted planning approval for the first phase of its planned development at Stratford City, adjacent to the site of the 2012 London Olympic Games. While phase two of the planning process is underway, pre-development work on the site is progressing well and the Group remains confident of a target opening in 2011.

United States

A summary of the current projects under construction in the United States as at 30 June 2007 compared to 31 December 2006 is as follows:

	30 Jun 07	31 Dec 06
Number of Projects	7	10
Estimated Total Cost	US$880 m	US$1,050 m
Yield Range	9.3% - 9.8%	9.9% - 10.4%

The Group completed 3 developments during the period with a total cost of US$230 million. This includes the redevelopment of Brandon in Florida, the expansion at Southpark in Ohio, and the redevelopment of Garden State Plaza, in New Jersey. These developments were completed with a weighted average development yield of approximately 10.0%.

Construction continues at the Group's other development sites including Sarasota in Florida (US$60 million) and Annapolis in Maryland (US$150 million) due for completion in the second half of 2007. Plaza Bonita (US$90 million) in San Diego, California is forecast for completion in the first quarter of 2008. Galleria at Roseville near Sacramento in California [illegible] (US$240 million) are scheduled for completion in the first quarter of 2009.

Income Statement
HALF YEAR ENDED 30 JUNE 2007

	30 June 2007 A$ M	30 June 2006 A$ M
Property income	1,592	1,689
Contribution from equity accounted investments (excluding property revaluation)	156	118
Property revaluations (including equity accounted properties)	1,187	2,695
Other income	47	22
Profit on disposal of assets	1	-
Total income	**2,983**	**4,524**
Property and corporate expenses	(561)	(560)
Currency derivatives	(244)	(30)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities)	-	(103)
EBIT	**2,178**	**3,831**
Financing costs	(376)	(379)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests	282	197
Total financing costs	**(94)**	**(182)**
Profit before tax	**2,084**	**3,649**
Tax expense		
- current	(28)	(45)
- deferred	(70)	(196)
Total tax expense	**(98)**	**(241)**
Minority interest	(12)	(32)
Profit after tax	**1,974**	**3,376**
Earnings per security (cents)	**110.58**	**191.89**

Dividend/Distribution Statement
HALF YEAR ENDED 30 JUNE 2007

	30 June 2007 A$ M	30 June 2006 A$ M
Operational segment result (excluding property revaluation)	**1,284**	**1,302**
Adjusted for:		
- Net interest expense	(436)	(494)
- Operational profit attributable to minority interest	(4)	(4)
Operational profit available for distribution	**844**	**804**
- Offshore operational profit hedging differences available for distribution	75	83
- Project profits available for distribution	-	128
- Distribution from retained earnings/(amount retained)	27	(61)
Distribution	**946**	**954**
Distribution per security (cents)	**53.25**	**54.50**

Balance Sheet
AS AT 30 JUNE 2007

	30 June 2007 A$ M	31 Dec 2006 A$ M
Cash	267	247
Property investments		
- Shopping centres	36,489	37,213
- Development and redevelopment projects	3,007	2,330
- Property held for redevelopment	1,421	1,347
Net investments in equity accounted entities	5,599	5,410
Other assets	2,975	2,335
Total assets	**49,758**	**48,882**
Interest bearing liabilities	16,874	18,470
Other financial instruments	2,996	1,997
Finance lease liabilities	86	92
Deferred tax	2,751	2,773
Other liabilities and minority interests	2,233	2,097
Total liabilities	**24,940**	**25,429**
Net assets	**24,818**	**23,453**

Cash Flow Statement

HALF YEAR ENDED 30 JUNE 2007

	30 June 2007 A$ M	30 June 2006 A$ M
Cash flows from operating activities		
Cash flows from trading activities	1,312	1,330
Income tax, withholding tax and goods and services tax paid	(108)	(172)
Net cash flows from operating activities	**1,204**	**1,158**
Cash flows from investing activities		
Acquisition of property investments	-	(413)
Payments for capital expenditure of property investments	(1,338)	(717)
Proceeds from the sale of property investments	726	564
Payments for purchases of property, plant and equipment	(15)	(15)
Net cash flows used in investing activities	**(627)**	**(581)**
Cash flows from financing activities		
Proceeds from the issues of securities	312	220
Net proceeds from interest bearing liabilities	597	815
Net financing costs	(571)	(585)
Dividends/distributions paid	(917)	(965)
Other	13	(10)
Net cash flows used in financing activities	**(566)**	**(525)**
Net increase in cash and cash equivalents held	11	52
Add opening cash and cash equivalents brought forward	233	171
Effects of exchange rate changes on opening cash	-	1
Cash and cash equivalents at the end of the year	**244**	**224**

Investor Information

New Changes to the Annual Report

Recent amendments to the Corporations Act have changed the obligations of companies and trusts regarding the provision of distribution of annual reports to Securityholders.

These changes have introduced more flexibility in ways the Group can distribute the annual report to its Securityholders. As a result the default option for receiving your annual report is via the Group's website, unless you elect to receive a printed version.

Visit our website at www.westfield.com/corporate to find out more about the Westfield Group and its operations.

Westfield Group Website

Home Page

> Security price
> Latest announcements
> Presentations

Investor Centre

> Security price and graph
> Shareholder services
> Distribution payment & reinvestment options
> News and announcements
> Annual reports
> Financial results and calendar
> Current and historical tax information
> Frequently asked questions
> Secure access to your securityholding details 24 hours a day

Westfield Group Distribution Details

The interim distribution was paid at the end of August 2007 and the final distribution will be paid at the end of February 2008.

Tax File Number (TFN): You are not required by law to provide your Tax File Number, Australian Business Number or Exemption. However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 46.5% for Australian resident members, may be deducted from distributions paid to you.

If you have not supplied this information and wish to do so, please advise the registry or your sponsoring broker.

Un-presented Cheques & Unclaimed Funds: If you believe you have un-presented cheques please contact the Registry who will be able to do a search for you and assist you in recovering your funds. The Registry can organise a search over the last seven years. For searches beyond this period you should contact the NSW Office of State Revenue.

If you believe you have unclaimed money please go to the NSW Office of State Revenue website www.osr.nsw.gov.au, where you can search for your funds and make a claim to recover your funds online.

Australian Capital Gains Tax considerations: A Westfield Group stapled security comprises three separate assets for capital gains tax purposes.

For capital gains tax purposes you need to apportion the cost of each stapled security and the proceeds on sale of each stapled security over the separate assets that make up the stapled security. This apportionment should be done on a reasonable basis.

One possible method of apportionment is on the basis of the relative Net Tangible Assets of the individual entities.

Relative Net Tangible Assets (NTAs) of entities in the Westfield Group

	Westfield Holdings	Westfield Trust	Westfield America Trust	TOTAL
30-Jun-06	8.02%	54.90%	37.08%	
31-Dec-06	7.38%	58.43%	34.19%	
30-Jun-07	7.54%	59.22%	33.24%	
DRP Securities* (ASX Code: WDCNA) Issued 28 February 2007	$1.68	$13.32	$7.80	**$22.80**

* As advised to the market on 19 June 2007, the Westfield Group's Distribution Reinvestment Plan is currently suspended until further notice.

American Depositary Receipts (ADR code: WFGPY): The Westfield Group established its ADR program in November 2006 providing a tradeable security in the United States. Each Westfield Group ADR has a ratio of 2:1, that is, two existing WDC securities for one Westfield ADR.

Details of the ADR program are available on the Group's website at: http://westfield.com/corporate/investor/adr.html

82-35029

Corporate Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579,
AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619,
AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
Level 6, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Listing
Australian Securities Exchange – WDC

Website
westfield.com

PLEASE CONTACT US

All changes of name, tax file number, address, payment instructions and document requests should be passed to the Registry.

Share Registry

Computershare Investor Services P/L
GPO Box 2975
Melbourne VIC 3001
Telephone: 1300 132 211
International: +61 3 9415 4070
Facsimile: +61 3 9473 2500
web.queries@computershare.com.au

All other queries can be directed to Investor Relations.

Investor Information

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

This page is intentionally left blank.

EMAS
VERIFIED
ENVIRONMENTAL
MANAGEMENT

As part of the Group's focus on environmental factors affecting its business, this Half Year Review Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2006.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF).

Novatech is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007)

DESIGN: MONCHOCREATIVE.COM.AU
PRODUCTION: OCTOPUS SOLUTIONS

82-35029

Westfield

westfield.com/corporate

END